SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 December 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

3 December 2008

                                                       ASSET EXCHANGE STRENGTHENS BP POSITION

                                                                          IN SOUTHERN NORTH SEA

BP and BG Group have agreed to exchange a package of North Sea assets which is intended to strengthen BP's position as a major operator in the Southern North Sea and facilitate development activity and investment in the UKCS.

BP has agreed to acquire BG Group's interests in a number of Southern North Sea fields - the BP-operated Amethyst, Whittle and Wollaston fields and all of BG Group's interests in the Easington Catchment Area (ECA) fields including Mercury, Neptune, Minerva, Apollo and Artemis.

BG Group has agreed to acquire BP's interests in three Central North Sea fields - the BP-operated Everest and Lomond fields, and the BG-operated Armada field. BG Group has also agreed to acquire 32% of the Chevron-operated Erskine field from BP.

The respective equity interests have been agreed to be exchanged without any cash payment.

Upon completion of the deal, around 90 BP offshore staff currently working on the Everest and Lomond installations will transfer to BG under TUPE regulations (Transfer of Undertakings - Protection of Employment). There are no offshore staff involved in the assets transferring from BG Group to BP as BP already operates the assets involved. A small number of onshore positions in BP are impacted by the asset transfer, but BP has agreed to redeploy locally within BP all of the individuals involved.

Dave Blackwood, Head of BP's North Sea Business, said: "This is an excellent outcome for both companies involved and for sustaining future investment in the North Sea. The deal is production neutral, strengthens BP's position in a core area, allows us to operate more efficiently, and therefore to maximise the value of our operations and infrastructure in the Southern North Sea."

The deal is subject to Government, regulatory and co-venturer approvals and completion is expected in the second quarter of 2009.

Further enquiries:

Richard Grant                                David Nicholas

Tel: 01224 832347                        Tel: 0207 496 4076

Mobile: 07730 937215

e-mail: grantrc2@bp.com                e-mail: nicholdh@bp.com

Notes To Editors:

  BP has agreed to acquire from BG:

  BG's 24.2% interest in the BP-operated Amethyst field and all their interests in the Easington Catchment Area (ECA) fields including 73.3% interest in the Mercury field, 79% interest in the Neptune field, 65% interest in Minerva, Apollo and Artemis fields, and their 30.8% interest in the BP-operated Whittle and Wollaston fields.

  BG Group has agreed to acquire from BP:

  BP’s interest and operatorship in the Everest (BP 21.1%) and Lomond (BP 22.2%) fields, plus BP’s 18.2% interest in the BG-operated Armada field and 32% of the Chevron-operated Erskine field (BP will retain 18% equity in Erskine).

  The value of the assets which each company has agreed to exchange is approximately £304 million. Production volume exchanged in this deal is around 17,000 barrels of oil equivalent per day.

  BP has been a major operator in the North Sea for over 40 years. It currently produces around 350,000 barrels of oil and gas a day from the North Sea.

  BP spends some $3 to $4 billion annually in the North Sea business through new investment and operating expenditure.

  In the Southern North Sea, BP currently has some major new investment programmes underway. The Dimlington Onshore Compression Project (OCTIP) involves the investment of some £125m in new gas compression facilities at the BP-operated Dimlington terminal which receives gas from the Southern North Sea. BP expects the new facilities to be commissioned in Spring 2009.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  03 December 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary